FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Apr 15, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Apr 15, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

SADIA S.A.
CNPJ/MF nº 20.730.099/0001-94
A PUBLICLY HELD COMPANY

MARKET ANNOUNCEMENT

SADIA S.A., in compliance with the terms of CVM Instruction nr. 358/2002, reports that, at a meeting held on this date, its Board of Directors approved a proposal to fully incorporate its subsidiary SÓ FRANGO PRODUTOS ALIMENTÍCIOS LTDA, whose head offices are located in Brasilia, DF. The operation seeks to obtain operating and ownership benefits that, among others, are the result of significant economies of scale due to a reduction of expenses by making its administrative and operating activities more uniform and streamlined. The intended incorporation will be submitted to the shareholders for discussion and approval at the next Extraordinary Shareholders’ Meeting to be held and will comply with the following terms of the Incorporation Protocol that was signed: 1 – The base date for appraising the Incorporated Company, Só Frango Produtos Alimentícios Ltda. will be: March 31, 2005; 2 – As part of the formal act of incorporation, Sadia S.A. will be the owner of 100% of the shares of the Capital Stock of the Incorporated Company, without resulting in an increase in the capital stock or change in the purpose of the business since the activities exercised by both companies are compatible; 3 – The net equity of the Incorporated Company shall be appraised by a specialized company, adopting book prices as the evaluation criteria. The entire content of the Protocol will be available as of the publication of the announcement of the General Meeting, according to those deadlines set forth by applicable legislation and company bylaws.

São Paulo-SP, March 29, 2005 Luiz Gonzaga Murat Júnior Director of Investor Relations